Contact

www.linkedin.com/in/vladidelsoglio (LinkedIn)
www.srax.com (Company)
www.behance.net/srax_digital (Portfolio)
vladidelsoglio.com (Personal)

Top Skills

Social Media Strategy
Digital Marketing
Multimedia

Languages

Spanish (Limited Working)
Italian (Native or Bilingual)
English (Full Professional)

Vladi Delsoglio

From Corporate Creative to Farmer to Wellness Visionary | Founder & CEO of EDERRA | Pioneering Farm-to-Body Nutrition

Fallbrook, California, United States

Summary

With over two decades of experience in creative strategy, business development, and brand innovation, I've led high-performing teams and built impactful brands that drive engagement and growth. My career has spanned corporate leadership, UX/UI design, and fintech—culminating in my current mission: redefining wellness through EDERRA, the first farm-to-body functional superfood brand.

As the Founder & CEO of EDERRA, I'm bringing transparency, quality, and innovation to the supplement industry, bridging the gap between nature and science. Our flagship product, EMPWR+, harnesses the power of broccoli microgreens and lion's mane mushrooms to support longevity, cognition, and overall well-being.

Previously, I served as Chief Creative Officer at SRAX, where I played a key role in scaling the company, refining its brand vision, and leveraging AI-driven tools to enhance user experiences. My journey has taken me from founding and running businesses to leading C-suite initiatives, always with a focus on creativity, strategy, and impact.

I believe that health is the ultimate investment, and my passion lies in building brands that inspire people to live better, longer lives.
As the design and UX/UI-centered Executive, my role is to create our brand's creative vision and ensure that our marketing and messaging across all channels remain consistent, compelling, and cohesive.

As a forward-thinking C-suite executive specializing in UX/UI design, I leverage cutting-edge AI-generated tools to revolutionize creative strategies and enhance user experiences. With a passion for blending innovation and aesthetics, I continuously push boundaries to deliver compelling designs that captivate and delight audiences.

Prior to joining the team at SRAX, I worked in several different roles. Including as the Creative Director and an Executive for a variety of organizations and even founding and running my own business.

These experiences have helped shaped me and give me a better understanding of operating at various growth stages from pre-seed all the way through ringing the opening bell with SRAX.

With an innate desire to express myself through the manipulation of forms, thoughts, ideas, and emotions, I am fortunate to call both Torino and LA my homes, embracing both the beauty and cultures of this world.

Core Competencies: Executive Leadership, User Experience (UX) Design / User Interface (UI) Design, App Design, Marketing, Branding, Event Production, Social Marketing, Print

Experience

EDERRA

Chief Executive Officer
June 2023 - Present (2 years 5 months)
Oceanside, California, United States

SRAX

10 years 5 months

Chief Creative Officer
August 2017 - July 2023 (6 years)
Greater Los Angeles Area

SRAX is a financial technology company that unlocks data and insights for publicly traded companies.

As the Chief Creative Officer, my primary role is to lead and inspire the creative vision of our organization, driving innovation and ensuring that our brand identity and messaging are compelling and cohesive across all channels.

I am responsible for overseeing the creative teams, fostering a collaborative and dynamic environment, and pushing the boundaries of creativity to deliver impactful and memorable experiences for our audience.
Growth Focus:
- Achieved significant revenue growth and profitability through strategic creative strategies, optimizing costs, and maximizing revenue, driving organizational performance and shareholder value.
- Secured new business development opportunities, including a comprehensive rebranding project for digital assets, resulting in enhanced market presence, increased customer engagement, and significant, follow on, investment in a short turnaround timeframe.

Creative Director

March 2013 - August 2017 (4 years 6 months)
Greater Los Angeles Area

As Creative Director, I joined the company as employee #1. I played a pivotal role in shaping the brand's visual identity and creative direction from its inception to its successful transition into a publicly traded company.

My main responsibility was to translate the strategic goals of our organization into captivating and visually stunning creative concepts.

I led a department of talented artists and designers, providing guidance and direction to ensure that our projects aligned with the brand's vision and delivered exceptional and engaging experiences for our audience.

Finally, I executed strategic creative initiatives, fostered innovation, and delivered impactful marketing campaigns that propelled SRAX's growth and attracted significant investor attention, contributing to the company's remarkable success story.

Key Contributions:
- Developed critical cost saving measures, delivering hundreds of thousands in saved resource and expense costs through standing up an offshore team in Mexico

GANZO mag

Creative Visioner Officer

April 2011 - March 2013 (2 years)

Ganzo Mag is an Italian creative marketing company focused on e-commerce and direct to consumer (D2C) products.

As the Creative Vision Officer, my role was to shape and communicate the artistic direction and vision of our organization. I was responsible for fostering a culture of innovation and collaboration, working closely with cross-functional teams to bring our creative concepts to life and deliver unique and impactful experiences to our audience.

I identified emerging trends and opportunities to remain competitive and in front of our customers through a multitude of creative campaigns and social media marketing

Achievements:
- Implemented data-driven marketing strategies that leveraged emerging trends and customer insights, resulting in a substantial increase in brand visibility, customer engagement across all channels, and an increase in market share.

Amarcore Studio Design

Co-Founder and Creative Director

January 2009 - 2013 (4 years)

As one of the Co-Founders and the Creative Director for Amacore, my role encompassed driving the creative vision, strategy, and brand execution. I led my team of 7, managing an operational budget of $100k to delivered impactful and cohesive creative experiences that aligned with our customer's brand objectives.

Notable Actions:
- Managed the hiring and staffing for initial organization standup, a critical component that helped lead to long term success

Art Center College of Design

Interaction Design Teacher

February 2009 - November 2010 (1 year 10 months)

Pasadena.

ACCD is a global leader in art and design education, focused on building a rigorous and immersive curriculum that provides unparalleled access to help our students learn to create and influence change.

I was invited to teach and educate students in the principles and practices of UI design, providing comprehensive knowledge, guidance, and feedback to foster their understanding and proficiency in creating intuitive and visually appealing user interfaces.

Gaiam
Creative Director
March 2005 - July 2009 (4 years 5 months)

Gaiam is a yoga and fitness brand that believes in healthy living and fulfilled lives.

In 2007, Gaiam acquired Conscious Enlightenment, I was one of the exeuctives that stayed on following that acquisition as their Creative Director, continuing to oversee the creative vision, strategy.

Spark Networks
Art Director
May 2004 - May 2005 (1 year 1 month)
Greater Los Angeles Area

Education

AET
Visual Art · (2003 - 2005)

Istituto Tecnico Guarino Guarini (ITGS) - Turin, Italy
Architecture and Design · (1992 - 1996)